UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Hallmark Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40624Q203

(CUSIP Number)

August 19, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

CUSIP No. 40624Q203	13G

1	NAMES OF REPORTING PERSONS: Duke University I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	56-0532129

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		514,206

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		54,118

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		514,206

WITH:	8	SHARED DISPOSITIVE POWER:

		54,118

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	568,324

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 40624Q203	13G

1	NAMES OF REPORTING PERSONS: The Duke Endowment I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	56-0529965

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		283,718

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,099

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		283,718

WITH:	8	SHARED DISPOSITIVE POWER:

		24,099

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	307,817

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.53%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 40624Q203	13G

1	NAMES OF REPORTING PERSONS: Employees’ Retirement Plan of Duke University I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	58-2255087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		137,290

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,430

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		137,290

WITH:	8	SHARED DISPOSITIVE POWER:

		7,430

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	144,720

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP

CUSIP No. 40624Q203	13G

1	NAMES OF REPORTING PERSONS: Duke University Health System, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	56-2070036

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		149,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,432

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		149,300

WITH:	8	SHARED DISPOSITIVE POWER:

		18,432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	167,732

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 40624Q203	13G

1	NAMES OF REPORTING PERSONS: DUMAC, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	65-1319939

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		104,079

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		104,079

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	104,079

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No. 40624Q203	13G

1	NAMES OF REPORTING PERSONS: Blackwell Partners LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	20-8075455

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Georgia

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		104,079

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		104,079

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	104,079

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV

Item 1(a)	Name of Issuer:

Hallmark Financial Services, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

777 Main Street, Suite 1000 Fort Worth, TX 76102

Item 2(a)	Name of Person Filing:

Duke University The Duke Endowment Employees’ Retirement Plan of Duke University Duke University Health System, Inc. DUMAC, LLC Blackwell Partners LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

The Duke Endowment
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Employees’ Retirement Plan of Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Duke University Health System, Inc.
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Blackwell Partners LLC
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Item 2(c)	Citizenship:

Duke University
North Carolina

The Duke Endowment
North Carolina

Employees’ Retirement Plan of Duke University
North Carolina

Duke University Health System, Inc.
North Carolina

DUMAC, LLC
North Carolina

Blackwell Partners LLC
Georgia

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

40624Q203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

DUMAC, LLC (“DUMAC”) is a North Carolina limited liability company formed by Duke University and The Duke Endowment, a charitable trust established in 1924 by James B. Duke, to provide the members and their affiliated entities with investment management services on a not-for-profit basis.  Duke University owns approximately 74% of the membership interests in DUMAC, while The Duke Endowment owns the remainder, or approximately 26%.  As a result, Duke University is deemed to control DUMAC.  Blackwell Partners LLC (“Blackwell”) is a Georgia limited liability company through which Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc., and The Duke Endowment make certain of their segregated account investments.  Each of Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc., the Duke Endowment and Blackwell receive investment management services from DUMAC.

As of the date of this filing, Blackwell holds and beneficially owns 104,079 shares of common stock of Hallmark Financial Services, Inc. (“Hallmark”), which constitutes approximately 0.52% of Hallmark’s outstanding common shares as reported in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 10, 2010.  An Investment Advisor selected by DUMAC controls the investment and voting decisions for the shares held by Blackwell on behalf of Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc., and The Duke Endowment.  As a result, DUMAC shares beneficial ownership of these 104,079 shares with Blackwell.

Duke University owns approximately 52.0 % of the membership interests of Blackwell through its wholly-owned subsidiary, Gothic Corporation.  As a result, Duke University is deemed to control Blackwell and beneficially owns approximately 54,118 shares of Hallmark’s common stock held by Blackwell.  Additionally, as of the same date, Duke University directly holds and beneficially owns 514,206 shares of common stock of Hallmark, which constitutes approximately 2.56% of Hallmark’s outstanding common shares.

The Duke Endowment owns approximately 23.2% of the membership interests of Blackwell.  As a result, The Duke Endowment beneficially owns approximately 24,099 shares of Hallmark’s common stock held by Blackwell.  Additionally, as of the same date, the Duke Endowment directly holds and beneficially owns 283,718 shares of common stock of Hallmark, which constitutes approximately 1.41% of Hallmark’s outstanding common shares.

The Employees’ Retirement Plan of Duke University owns approximately 7.1% of the membership interests of Blackwell through its wholly-owned subsidiary, Gothic ERP, LLC.  As a result, the Employees’ Retirement Plan of Duke University beneficially owns approximately 7,430 shares of Hallmark’s common stock held by Blackwell.  Additionally, as of the same date, the Employees’ Retirement Plan of Duke University directly holds and beneficially owns 137,290 shares of common stock of Hallmark, which constitutes approximately 0.68% of Hallmark’s outstanding common shares.

Duke University Health System, Inc. owns approximately 17.7% of the membership interests of Blackwell through its wholly-owned subsidiary, Gothic HSP Corporation.  As a result, Duke University Health System, Inc. beneficially owns approximately 18,432 shares of Hallmark’s common stock held by Blackwell.  Additionally, as of the same date, Duke University Health System, Inc. directly holds and beneficially owns 149,300 shares of common stock of Hallmark, which constitutes approximately 0.74% of Hallmark’s outstanding common shares.

None of Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc., the Duke Endowment, DUMAC nor Blackwell individually own more than five percent of Hallmark’s outstanding common stock; however, collectively they own approximately 5.91% of Hallmark’s outstanding common stock.  This Schedule 13G has been filed for informational purposes to reflect that DUMAC makes investment decisions for each of Duke University, The Duke Endowment, Blackwell, Duke University Health System, Inc., and the Employees’ Retirement Plan of Duke University.  Beneficial ownership of Hallmark’s shares beneficially owned by Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc., the Duke Endowment is also reflected in Schedule 13G, as amended, filed by Bares Capital Management, Inc.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November ___, 2010

Duke University

By:	/s/
Name: Bart J. Brunk
Title: Controller DUMAC, LLC

Blackwell Partners LLC

By:	/s/
Name: Bart J. Brunk
Title: Controller DUMAC, LLC

DUMAC, LLC

By:	/s/
Name: Bart J. Brunk
Title: Controller DUMAC, LLC

The Duke Endowment

By:	/s/
Name: Bart J. Brunk
Title: Controller DUMAC, LLC

Employees’ Retirement Plan of Duke University

By:	/s/
Name: Bart J. Brunk
Title: Controller DUMAC, LLC

Duke University Health System, Inc.

By:	/s/
Name: Bart J. Brunk
Title: Controller DUMAC, LLC